 Exhibit 99.1

MingZhu Logistics Holdings Limited Announces Closing of $20 Million Registered Direct Offering

SHENZHEN, China, March 12, 2021 – MingZhu Logistics Holdings Limited (Nasdaq: YGMZ) (the “Company”), a China-based trucking services provider, today announced that it has closed a registered direct offering of an aggregate of 3,333,335 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.75 ordinary share (together, the “Warrants”), at a price of $6.00 per unit for aggregate gross proceeds of $20 million. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company is approximately $18 million. The Company has approximately 15,687,375 ordinary shares outstanding after the offering.

The Company intends to use the net proceeds of the offering for working capital and general corporate purposes.

FT Global Capital, Inc. is acting as the exclusive placement agent in connection with the offering. Ellenoff Grossman & Schole LLP acted as counsel to the Company and Schiff Hardin LLP acted as counsel to the Placement Agent in connection with the placement.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MingZhu Logistics Holdings Limited

Founded in 2002 and Headquartered in Shenzhen, China, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers' diverse transportation needs. The Company operates two regional terminals in Guangdong Province and Xinjiang Autonomous Region, respectively, with a mix of self-own fleets of tractors and trailers and subcontractors' fleets. More information about MingZhu can be found at: www.szygmz.com/en/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements also are subject to risks, uncertainties and assumptions, including those detailed from time to time in the Company’s filings with the SEC, and represent the Company’s views only as of the date they are made and should not be relied upon as representing the Company’s views as of any subsequent date. The Company undertakes no obligation to publicly revise any forward-looking statements to reflect changes in events or circumstances.

For more information, please contact:

At the Company:

Dennis Tan
Email: company@szygmz.com
Phone: (+86) 150-1854-1833

Investor Relations:

Sherry Zheng

Email: shunyu.zheng@weitian-ir.com
Phone: (+1) 718-213-7386